

Mail Stop 4631

July 13, 2009

Mr. Daniel J. Lefaivre
Stantec Inc.
10160 112 Street
Edmonton, Alberta T5K 2L6
Canada

      RE: **Stantec Inc.**
               Form 40-F for the fiscal year ended December 31, 2008
               Filed February 26, 2009
               File # 1-32562

Dear Mr. Lefaivre:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the fiscal year ended December 31, 2008

Cash Flows From (Used In) Financing Activities, page M-31

1. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants in your debt agreements. In addition, if you believe it is

reasonably likely that you will not meet any debt covenant, please revise future filings to also present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants

Critical Accounting Estimates, Developments, and Measures, page M-37
Goodwill, page M-38

2. We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing investors with better insight into management's judgments in assessing goodwill, please disclose the following in future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.
- Quantitative information regarding how goodwill has been allocated to your geographic regions and practice areas.
- A more specific discussion of the reporting units for which you recognized an impairment charge. In this regard, please discuss not only the geographic location but also the practice areas of the reporting units as well as the amount of any remaining goodwill.
- A qualitative and quantitative discussion of the reporting units that are at risk for impairment, including the amount of goodwill allocated to those units.
- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable an investor to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- How the assumptions and methodologies used for valuing goodwill in the current year changed since the prior year, highlighting the impact of any changes.
- Quantitative information regarding any significant known trends.
- Any material and useful information that you gather and analyze regarding the risks of recoverability of your goodwill.

Please tell us your intentions with regard to these disclosures.

Long-Lived Assets and Intangibles, page M-39

3. Please revise future filings to include a more specific and comprehensive discussion of your impairment analyses for long-lived assets and intangibles. In this regard, please include a qualitative and quantitative description of the material assumptions used in your impairment analyses and provide sensitivity analyses for each assumption based on reasonably likely changes. Also, please disclose the remaining carrying value of any impaired assets.

Note 24. US GAAP, page F-35

4. Please consider revising future filings to include the pro forma information required by paragraphs 54 and 55 of FAS 141.

5. Please consider revising future filings to include the disclosures required by paragraph 32 of FAS 157 for your investments and derivatives measured at fair value.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief